BrilliA Inc
220 Orchard Road
Unit 05-01, Midpoint Orchard

Singapore 238852

May 14, 2024

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Beverly Singleton, Kevin Stertzel, Erin Donahue and Jennifer Angelini

Re:	BrilliA Inc
Draft Registration Statement on Form F-1
Submitted March 7, 2024
CIK No. 0002000230

Dear Sir or Madam,

This letter is in response to your letter on March 28, 2024, in which you provided comments to the Draft Registration Statement on Form F-1of BrilliA Inc (the “Company”) filed with the U.S. Securities and Exchange Commission on March 28, 2024. On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form DRS/A (“DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that the offering is contingent upon listing on Nasdaq or another national securities exchange. Please revise for consistency with disclosure on page 111 that indicates the offering is contingent upon Nasdaq listing (i.e., without reference to other exchanges), or advise.

RESPONSE: We respectfully advise the Staff that we have revised the cover page of the DRS/A to remove the language stating that the offering is contingent upon listing on another national securities exchange to be consistent with disclosure on page 111 that indicates the offering is contingent upon Nasdaq listing without reference to other exchanges.

2.	We note your disclosure that you will be a controlled company after the closing of this offering. Please revise your cover page to state whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules. Additionally revise your prospectus summary to identify the Nasdaq regulations for which you intend to claim an exemption as a foreign private issuer, consistent with disclosure on page 18.

RESPONSE: We respectfully advise the Staff that we have revised the cover page of the DRS/A to state that currently, we do not intend to take advantage of any controlled company exemptions under the Nasdaq rules consistent with our disclosure on page 21 of the DRS/A. Additionally, we have revised our prospectus summary, page 4 and page 20 of the DRS/A to identify the Nasdaq regulations for which we intend to claim an exemption as a foreign private issuer.

Presentation of Financial Information, page iii

3.	In the first paragraph under Basis of Presentation, please expand to disclose that the financial statements included in the filing have been prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

RESPONSE: We respectfully advise the Staff that we have revised the Presentation of Financial Information on page iii of the DRS/A to disclose that the financial statements included in the filing have been prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

4.	Refer to Financial Information in U.S. Dollars. Please expand to clarify that the filing includes:

●	unaudited pro forma financial statements of BrilliA Inc (“BrilliA” or “the Company”) as of and for the year ended March 31, 2023 presented in U.S. dollars (“USD”).

●	audited financial statements of Bra Pro Limited (“Bra Pro”) for the two years ended March 31, 2023 presented in U.S. dollars (“USD”), which is the functional currency and reporting currency.

●	audited financial statements of PT Mirae Asia Pasifik (“MAP”) for the two years ended March 31, 2023 presented in Indonesian Rupiah (“IDR”), which is the functional and reporting currency, and that solely for the convenience of the reader, you are presenting a U.S. dollar convenience translation for the most recent fiscal year using a year-end translation rate of USD1.00 = IDR15,062 at March 31, 2023.

RESPONSE: We respectfully advise the Staff that we have expanded the Presentation of Financial Information section in page iii of the DRS/A to clarify that the filing includes the above as described.

5.	Provide a subsection heading, such as the Group Reorganization to explain the reorganization or restructuring that is yet to be completed. We note that BrilliA is a newly formed holding company with no operations and will succeed to the operations of Bra Pro and MAP via a Group restructuring, share swap agreement, and/or reorganization between these entities and their shareholders. Please disclose this information and the relevant various dates of completion, along with addressing the following:

●	Tell us and disclose how you will treat the Group restructuring for accounting purposes, such as applying the predecessor value method (i.e., historical cost values or existing book values, with no goodwill recognized).

●	Tell us the controlling shareholders and ownership percentage of each of BrilliA, Bra Pro and MAP before and following completion of the reorganization. We note that BrilliA Singapore was created on December 5, 2023 as a wholly-owned subsidiary of BrilliA for the purpose to acquire MAP.

●	Disclose if true, that Bra Pro has been identified as the direct Predecessor entity to BrilliA, and that in turn BrilliA is deemed to be the Successor entity.

●	Disclose that upon the completion of the restructuring, the historical financial statements of Bra Pro will represent the historical financial statements of BrilliA going forward.

●	Disclose if Bra Pro will be considered as the accounting acquirer entity of MAP, with MAP being considered as the acquired entity. Disclose and tell us how you will account for the acquisition, such as via the acquisition method described in paragraph 10 of IFRS 3 (Business Combinations), or at historical cost values. Otherwise, to the extent BrilliA Singapore will be the acquirer, tell us and disclose how you will account for this acquisition or share exchange.

●	To the extent that Bra Pro is determined to be the Predecessor entity to BrilliA and also the acquirer of MAP, tell us and disclose the reasons why Bra Pro would be considered the acquirer entity, such as it has the larger operations in terms of revenues and assets, has control or power over MAP and any other aspects for determining the acquirer pursuant to paragraphs 6 and 7 of IFRS 3 (Business Combinations) and paragraphs 5 through 7 of IFRS 10 (Consolidated Financial Statements).

RESPONSE: We respectfully advise the Staff that:

●	We have expanded the Presentation of Financial Information section on page iii and History and Corporate Structure on page 32 of the DRS/A to include Group Reorganization subsection and Basis of consolidation subsection respectively to include the accounting treatment of the reorganization.

●	We have revised History and Corporate Structure section on page 32 of the DRS/A to include the controlling shareholder and ownership percentage before and following completion of the reorganization for BrilliA on page 32, Bra Pro on page 33, MAP and BrilliA Singapore on page 34 of the DRS/A to address the above consideration.

●	We have expanded the disclosure in Group Reorganization subsection and Basis of consolidation subsection of the Presentation of Financial Information section on page iii and History and Corporate Structure on page 32 of the DRS/A respectively, to disclose that, based on the principle of reverse acquisition accounting by analogy, Bra Pro will be identified as the accounting acquirer, while BrilliA will be identified as the accounting acquiree. Consequently, upon completion of the acquisition of Bra Pro by BrilliA, the transaction is accounted for in the consolidated financial statements of the legal parent (i.e. BrilliA) as a continuation of the financial statements of the legal subsidiary (i.e. Bra Pro) based on historical values.

●	As disclosed above, upon the completion of the restructuring, the historical financial statements of Bra Pro will represent the historical financial statements of BrilliA going forward (i.e. the consolidated financial statements of BrilliA will be a continuation of the financial statements of Bra Pro).

●	We have expanded the disclosure in Group Reorganization subsection and Basis of consolidation subsection of the Presentation of Financial Information section on page iii and History and Corporate Structure on page 32 of the DRS/A respectively, to disclose that BrilliA, BrilliA Singapore and MAP are under common control. Hence, the accounting treatment for the acquisition of MAP via BrilliA Singapore by BrilliA have been accounted for based on pooling of interest method and the consolidated financial statements of BrilliA have been accounted for as if the reorganisation exercise had occurred from the date when these entities were under common control.

●	As disclosed above, BrilliA, BrilliA Singapore and MAP are under common control. Hence, the acquisition of BrilliA Singapore and MAP by BrilliA is not within the scope of IFRS 3 Business Combinations, instead the pooling of interest method was applied.

Prospectus Summary, page 1

6.	Please revise your summary to present a more balanced description of the challenges and/or weaknesses of your business and operations. For example, you highlight your competitive strengths and growth strategies without equally prominent disclosure regarding your weaknesses.

RESPONSE: We respectfully advise the Staff that we have revised our prospectus summary in the DRS/A to include disclosure regarding the weaknesses of our business.

Risk Factors, page 9

7.	Please add risk factor disclosure to clearly identify the extent to which you manufacture your own products and/or rely on third-party manufacturers in Indonesia, Thailand, and China to manufacture your products, current and planned, and to discuss the material risks related to manufacturing.

RESPONSE: We respectfully advise the Staff that we have revised our risk factor disclosure under “We are dependent on third-party apparel and lingerie suppliers for the supply of our lingerie and other apparel products” to clarify that we do not currently produce any of our own products and as such are entirely reliant on third party suppliers’ to do so, and the associated risks with doing so.

8.	We note your risk factor disclosure that you heavily rely on third-party suppliers for the production of textile. Please update this risk factor disclosure if you have experienced any material disruptions due to this reliance.

RESPONSE: We respectfully advise the Staff that we have revised our risk factor disclosure that we have not experienced any material disruptions due to this reliance but have included risk factor disclosure pertaining to factors that could cause material disruptions in the future.

9.	Please add risk factor disclosure to identify the primary raw materials used for your products, current and planned, and to discuss material related risks related to supply.

RESPONSE: We respectfully advise the Staff that we have revised our risk factor disclosure to identify that the primary raw material used for our products is textile and have discussed the related risks related to supply.

10.	Please disclose whether and how your business, products, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine and the effectiveness of the Uyghur Forced Labor Prevention Act (“UFLPA”). For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale, or maintenance of certain items;

●	experience labor shortages that impact your business;

●	experience cybersecurity attacks in your supply chain;

●	experience higher costs due to constrained capacity or increased commodity prices or

●	challenges sourcing materials (e.g., cotton or other raw material sourced from Western China);

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or

●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the UFLPA, and/or related geopolitical tensions.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business. In this regard, we note disclosure on page 72 regarding your plans to impose order terms and obtain supplier certifications regarding the sourcing of textile from China’s Xinjiang Uyghur Autonomous Region.

RESPONSE: We respectfully advise the Staff that in the financial years ended March 31, 2022, and March 31, 2023, our business segments, products, lines of service, projects, or operations were not materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine and the effectiveness of the Uyghur Forced Labor Protection Act (“UFLPA”). Moving forward, we also do not expect to experience such supply chain disruptions in the future because we source our goods from a number of suppliers and intend to further diversify our supply chain, including geographically. To the best of our knowledge, we have not received any information from our suppliers pertaining to any present or potential supply chain disruptions. Pertaining to the UFLPA, we understand from our suppliers based in the People’s Republic of China (“PRC”) that the safety products we have procured are not derived from raw materials obtained from forced labor in China’s Xinjiang Uyghur Autonomous Region. As disclosed on page 72 of our DRS/A, we intend to inform our suppliers of this material preference when placing orders and are considering plans to impose this as a non-negotiable term for our orders in the coming months.

With respect to labor shortages, as we predominantly source our labor from Indonesia, we did not face any difficulties in hiring suitable manpower due to travel restrictions imposed by the Indonesian government as a result of the COVID-19 pandemic during the financial years ended March 31, 2022, and 2023.

With respect to cyber security attacks, our supply chain is largely offline, with minimal sales negotiated online through e-mail correspondence with our customers. We maintain a well-established network of suppliers with whom we have long-standing relationships. Our diverse supplier base can help mitigate the risk of widespread disruptions caused by a single supplier’s cybersecurity incident. Further, our business model does not heavily rely on third-party software or services, particularly those that are directly integrated into our products or operations. This reduces our dependency on external technology and lessens the potential impact of cybersecurity breaches or disruptions originating from these third-party entities. While data breaches and operational disruptions can still occur, the physical presence of our business allows for alternative methods of product distribution and customer service, reducing the overall impact of cybersecurity-related incidents on our operations. Despite our perception of the lower risk of cybersecurity-related incidents materially affecting our operations, we plan to prioritize the implementation of cybersecurity measures to maintain a secure and reliable business environment, especially after we establish our online platform for marketing DIANA brand products. For example, we plan to (i) incorporate cybersecurity clauses into our business contracts; (ii) include specific security requirements and data protection protocols in our vendor contracts to ensure consistent cybersecurity standards across our supply chain; (iii) educate our employees on cybersecurity threats by providing training for employees to recognize and report phishing attempts, social engineering tactics, and other cyber threats; and (iv) implement cybersecurity awareness tools and simulations to test employees’ knowledge and response to potential threats. By implementing these measures, we hope that our ability to respond to and recover from any eventual cybersecurity incidents will be enhanced. As such, we have not and do not expect our business and our supply chains to be materially disrupted by any cyber security attacks. We have included relevant disclosure on page 85 of the DRS.

With respect to surges or declines in consumer demand, we maintain a sufficient raw material inventory of lingerie and apparel products, which are generally popular with our customers during periods of high demand, we can tap into this inventory to address any surge in demand. During periods of low demand, our suppliers allow us to store some of our spare inventory in the various warehouses owned by them.

Further, to the best of our knowledge, we have not and do not expect to experience any material impact to our business because we are unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, political or trade tensions among countries.

We may be unable to successfully implement our business objectives and our expansion plans may not be successful, page 10

11.	Please expand your risk factor disclosure to more fully discuss the potential risks related to your business plan. Without limitation, your disclosure should address the specific risks related to the expected development and marketing of DIANA-branded products, development of your online selling platform, opening of retail and pop-up outlets in Indonesia and elsewhere, and investment in other garment segments.

RESPONSE: We respectfully advise the Staff that we have expanded our risk factor disclosure on page 12 of the DRS/A to more fully discuss the potential risks related to your business plan, addressing the specific risks related to the expected development and marketing of DIANA-branded products, the development of our online selling platform, opening of retail and pop-up outlets in Indonesia and elsewhere, and investment in other garment segments.

Our controlling shareholder has substantial influence over the Company, page 19

12.	Please revise your disclosure to highlight potential conflicts of interest related to Mr. Salim’s management roles, in addition to his controlling shareholding interest and voting control.

RESPONSE: We respectfully advise the Staff that we have revised our disclose on page 21 of the DRS/A to highlight potential conflicts of interest related to Mr. Salim’s management roles, in addition to his controlling shareholding interest and voting control.

Capitalization, page 27

13.	Please clarify that the actual historical data presented is that of Bra Pro, which may be considered the predecessor entity to BrilliA. In this regard, further expand the shareholders’ equity section to also provide the actual historical equity line items, including share data, of Bra Pro, as your current equity disclosures appear to solely represent that of BrilliA.

RESPONSE: We respectfully advise the Staff that we have revised our Capitalization disclose on page 27 of the DRS/A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

14.	We note your MD&A includes two separate sets of discussion consisting of Bra Pro and MAP. To the extent the reorganization transactions have not been completed in the next amendment, please consider revising the current presentation of MD&A to instead include separate sets of MD&A discussion of these entities under two separate MD&A headings. The separate MD&A’s should include an overview section of the proposed reorganization with BrilliA, including the anticipated reorganization completion date, that the reorganized entity will consist of the combined operations of BrilliA, Bra Pro, and MAP, that the financial results are prepared under IFRS as issued by the IASB, and the reporting currency of the combined company. At the beginning of each respective MD&A discussion, disclose which currency the financial results of operations and liquidity are being presented.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure to include separate sets of MD&A discussion of these entities under two separate MD&A headings on page 39 and 47 of the DRS/A respectively.

15.	We note references to a “Failure in customers’ order shipment arrangement” and “flawless execution of orders” on pages 36 and 38, respectively. Please revise to reconcile the apparent inconsistency or to otherwise balance your description of MAP. Please also revise to reconcile the apparent inconsistency in the number of customers representing 90% or 100% of revenue on pages 9 and 45.

RESPONSE: We respectfully advise the Staff that we have revised the description “flawless execution of orders” on page 47 of the DRS/A to reconcile with the references to a “Failure in customers’ order shipment arrangement” on page 43 of the DRS/A. We have also revised the descriptions in page 54 of the DRS/A to provide further clarity that it refers to 100% of revenue of MAP. We have also made changes to page 9 of the DRS/A to clarify that the revenue contribution is that of Bra Pro’s customers.

History and Corporate Structure, page 46

16.	Please revise this section to clarify when the reorganization will be completed, modifying the reference to the “corporate structure on an assumed basis” as appropriate. If the reorganization is not expected to be completed prior to the offering, discuss the reasons why and the related uncertainties and risks.

RESPONSE: We respectfully advise the Staff that we have revised the “History and Corporate Structure” section to include the expected completion date for the reorganization and the basis of consolidation. The reorganization will be completed before the offering.

17.	If Bra Pro and MAP are under the control of Mr. Salim and potentially other related parties, then please include disclosure regarding the transactions referenced in this section within your related party transactions section.

RESPONSE: We respectfully advise the Staff that we have revised the “Related Party Transactions” section to include the additional related party transactions referenced in the “History and Corporate Structure” section.

Industry Overview, page 48

18.	We note your disclosure that all the information and data in this section have been derived from a third-party commissioned report, consisting of graphics with some accompanying text. We further note that graphics should accurately represent your current business and not be confusing. Accordingly, please revise this section to explain how the industry information relates to your business, clearly distinguishing between your current and planned operations, and to provide sufficient context for investors to understand and evaluate the tables and other information in relation to your company. Refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02 for guidance.

RESPONSE: We respectfully advise the Staff that we have revised the Industry Overview on page 55 of the DRS/A.

Business, page 67

19.	Please revise this section to more clearly and fully describe your current business, including discussion of your current services, products, markets, and customers. Ensure consistency with disclosure elsewhere in your registration statement. In this regard, we note disclosure on pages 46 (“Bra Pro is principally engaged in sales and marketing of lingerie’s products”) and 47 (“MAP is principally engaged in providing wholesale trading of clothing and other management consultation activities”), and well as disclosure on page 42 that you primarily generate revenue from rendering services as the appointed agent to two customers (described as management services from order allocation to CMTP contract manufacturers, and logistics arrangements for export of the finished goods).

RESPONSE: We respectfully advise the Staff that we have revised this section to more clearly and fully describe our current business, including discussion of our current services, products, markets, and customers.

20.	Please further revise this section to more fully discuss plans to expand and diversify your business, including the current status, key milestones, expected timetable, and material obstacles to overcome. Clearly distinguish your aspirations from your accomplishments throughout. Address, without limitation, whether you expect your current business to be impacted by your planned business; for instance, whether current customers may be less willing to purchase your services for their products when you are engaged in developing, producing, and marketing your own products. Include risk factor disclosure regarding any material risks to your current business posed by your prospective business.

RESPONSE: We respectfully advise the Staff that we have revised this section to more fully discuss plans to expand and diversify our business, including the current status, key milestones, expected timetable, and material obstacles to overcome. We have also included relevant risk factor disclosure pertaining to the potential conflicts of interests that could arise because of our planned prospective business on page 11 of the DRS/A and how we plan to mitigate some of these risks on page 73 of the DRS/A.

21.	We note disclosure that you primarily focus on delivering brassieres to over 20 esteemed brands through named international companies. Please revise to clarify whether these companies represent your customers, including the customers disclosed as representing approximately 90% or 100% of your revenues on pages 9 and 45. In addition to more clearly describing your customers, please discuss the material terms of your purchase order or other customer arrangements.

RESPONSE: We respectfully advise the staff that we have revised our disclosure on page 54 of the DRS/A to clarify the revenue in question refers to MAP revenue and the major customer of MAP refers to Bra Pro. We have revised in page 9 the risk related to our business and industry refers to Bra Pro, and the substantial customer concentration in this section is refers to Bra Pro. We have also revised page 39 of the DRS/A to include the discussion of credit term with our customer. We have also included the terms of our purchase order as an exhibit to the DRS/A.

22.	Your disclosure indicates that BrilliA represents the integration of former stand-alone companies, Bra Pro and MAP. Please revise to more fully explain the steps involved in integrating the business of these companies, and to discuss material related risks to you and investors.

RESPONSE: We respectfully advise the Staff that the Company foresees no substantial risks in integrating both businesses. Currently, customer orders, as managed by the Sales and Marketing team at Bra Pro, are executed through MAP. MAP is responsible for order design and execution, collaborating with third-party suppliers as outlined in our DRS/A. This existing business structure will remain intact following the group reorganization.

23.	We note disclosure that your headquarters provides for operational needs except for your manufacturing capabilities (page 68), but also that an in-house production facility is located at your headquarters (page 69). Please revise to reconcile this apparent inconsistency and discuss your manufacturing and/or production facilities, including capacity and any plans to expand in connection with your business plans.

RESPONSE: We respectfully advise the Staff that there is no inconsistency. The sample preparation room (“in-house production facility”) at our headquarters is primarily used to design and produce a prototype sample based on the general manufacturing requirements and standards set by our customers to be referenced by our third party suppliers in their production process.

Our Licensed Brand, page 70

24.	Please revise your disclosure to describe the material terms of the DIANA license, including, without limitation, its termination and renewal provisions. Additionally file the license agreement as an exhibit to your registration statement.

RESPONSE: We respectfully advise the Staff that we have included disclosure to describe the material terms of the DIANA license on page 89 of the DRS/A. Additionally, we have filed the license agreement as an exhibit to our registration statement.

25.	Your business plans appear primarily or solely based on DIANA-branded products, and we note disclosure that you “plan to further develop the DIANA brand.” However, the DIANA brand is not owned by the Company and is licensed for a limited period, through December 31, 2025. Please discuss the risks involved with basing your business growth upon a third- or related-party brand.

RESPONSE: We respectfully advise the Staff that we have revised page 10 of the DRS/A to discuss the risks involved with basing our business growth upon a third- or related-party brand.

26.	We note disclosure that you have licensed the DIANA brand from Mr. Salim (page 73), while this section indicates PT Gunung Mas International is the licensor. Please revise to clarify the relationship between Mr. Salim and PT Gunung Mas International and include appropriate disclosure regarding the DIANA license in your related party transactions section. Revise to clarify disclosure that describes DIANA as “a respected European label under the care of Podiono’s family since 1978.” Further assess the potential conflicts of interest and risks related to your developing a brand that belongs to Mr. Salim, if true.

RESPONSE: With respect to the DIANA brand,  there could be a potential conflict of interest between our controlling shareholder Mr. Salim and our Company in the future. Mr Salim may cause our company to renew the existing licensing agreement on unfavorable terms or impair our ability to effectively exercise our contractual rights in the licensing agreement should there be a breach of these terms. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our Company, or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. We have included the relevant disclosure on page 10 of the DRS/A.

Sales and Marketing, page 71

27.	Please expand this section to discuss whether and how you expect to modify your sales and marketing approach in connection with business plans to market DIANA-branded products directly to end-users through online and retail channels. Include analogous disclosure in following sections with regard to your customers, suppliers, and competitors, explaining how you expect these relationships to change. Integrate or otherwise ensure consistency with disclosure in the section entitled “Growth Strategies” to clearly discuss the status, milestones, timeline, and obstacles related to your planned business expansion and diversification.

RESPONSE: We respectfully advise the Staff that we have expanded this section to discuss how we plan to market DIANA-branded products directly to end-users through online and retail channels. We have also added disclosure both in the risk factor and competition subsections to explain how we expect our relationship with customers could change. We have also included disclosure to clearly discuss milestones and timelines, ensuring consistency with the section entitled “Growth Strategies.

Competition, page 72

28.	This and the following section appear to discuss your competitive position as a service provider in the ODM/OEM market in Indonesia. Please expand to additionally discuss the competitive situation you expect to encounter in connection with your business plans to market DIANA-branded products.

RESPONSE: We respectfully advise the staff that we have expanded our disclosure on page 72 of the DRS/A to additionally discuss the competitive situation we expect to encounter in connection with our business plans to market DIANA-branded products.

Intellectual Property, page 75

29.	We note that the table includes multiple entries for class 25 with different expiry dates. Please revise your disclosure to explain the significance of these multiple registrations and to clearly identify the earliest date on which your intellectual property protection is expected to end.

RESPONSE: We respectfully advise the staff that based on the Ministry of Law and Human Rights Regulation No. 67 of 2016 on Trademark Registrations of Indonesia, each application for trademark registration contains classifications of goods and/or services in accordance with the Nice Treaty of the International Classification of Goods and Services for the Registration of Marks (Nice Agreement). These multiple registrations for class 25 signify the various categories of goods within that class, as per the provisions of the Nice Agreement. We have incorporated this information into the DRS/A. The expiry date of each trademark of DIANA granted to MAP under the trademark license agreement stipulated in Deed of Trademark License Agreement No. 2 dated 4 April 2024 between MAP (as licensee) and PT Diana Mode Indonesia (as licensor) has been incorporated into the DRS.

Property, page 78

30.	Please revise to disclose the information required by Item 4(a) of Form F-1 and Item 4.D of Form 20-F, including the property uses, productive capacity, extent of utilization, environmental issues, and expansion plans. Please also revise disclosure relating to environmental licenses on page 79 to clarify the relationship that the two named individuals have with the Company.

RESPONSE: We respectfully advise the Staff that we have revised page 80 of the DRS/A to include potential environmental issues and expansion plans pertaining to these properties. Further, we have also revised the disclosure to clarify the relationship that the two named individuals have with the Company as it pertains to the environmental licenses, and clarified that the environmental licenses are for the purpose of the office’s operations and facilities in Indonesia.

Regulatory Environment, page 81

31.	We note your statements that this overview is provided as general information only and that investors should consult their own advisers regarding the implication of BVI and Indonesian laws and regulations on your business and operations. Please revise to remove any implication that investors are not entitled to rely on the disclosure in your registration statement.

RESPONSE: We respectfully advise the Staff that we have revised page 81 of the DRS/A to remove any implication that investors are not entitled to rely on the disclosure in our registration statement.

32.	Please revise this section to discuss the regulatory framework that will apply to your operations in connection with your business plans. Clearly disclose whether you or your operating subsidiaries are required to obtain additional regulatory approvals or permissions to expand and diversify your business.

RESPONSE: We respectfully advise the staff that we have revised this section to discuss the regulatory framework that will apply to our operations in connection with our business plans. We have also disclosed whether our operating subsidiaries is required to obtain additional regulatory approvals or permissions to expand and diversify our business.

Management, page 83

33.	Please revise the table to refer to the independent directors as nominees, consistent with their biographies and consents filed as exhibits to your registration statement. Additionally revise the biographies to identify other principal directorships.

RESPONSE: We respectfully advise the Staff that we have revised the table on page 83 of the DRS/A to refer to the independent directors as nominees and revised the biographies to identify other principal directorships.

Executive Compensation, page 89

34.	Please update your compensation information for the fiscal year ended March 31, 2024. Principal Shareholders, page 90

RESPONSE: We respectfully advise the Staff that we have updated the compensation information for the fiscal year ended March 31, 2024.

35.	We note the reference to options, warrants, or convertible securities overlying Class A or Class B shares. If no such securities are outstanding, please revise this disclosure accordingly. Alternatively, if such securities are outstanding, please revise the footnotes to the beneficial ownership table to include disclosure regarding such securities, and additionally revise the summary section to discuss how such securities are treated for purposes of ownership information throughout.

RESPONSE: We respectfully advise the Staff that there are no such securities outstanding, and we have revised the disclosure on page 89 of the DRS/A accordingly.

Related Party Transactions, page 91

36.	Please revise this section to provide the information required by Item 4(a) of Form F-1 and Item 7.B of Form 20-F. Your disclosure should clearly describe each related party relationship and discuss the nature and extent of related party transactions and loans in accordance with these requirements. In addition, your disclosure should cover the period indicated and be updated to speak as of the date of your prospectus.

RESPONSE: We respectfully advise the staff we will add the relevant disclosure for the financial year ended March 31, 2024 when the figures are ready in a later filing.

37.	Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering, or tell us why this provision does not apply to any of the advances or loans disclosed in this section.

RESPONSE: We respectfully advise the staff that these loans were repaid by the Shareholder in full in September 2023. As such, the repayment of these loans would be reflected in the updated financials of the Company to be furnished to the SEC in later filings.

38.	Please revise to disclose whether you will adopt a policy regarding related party transactions. If so, additionally disclose the principal provisions of such policy and file it as an exhibit to your registration statement.

RESPONSE: We respectfully advise the staff that the Company will not adopt a policy regarding related party transactions at this juncture and have added the relevant disclosure on page 91 of the DRS/A.

Description of Shares Capital, page 93

39.	Please revise to provide a full description of the Class B shares, including, without limitation, the information regarding transferability, dividends, and voting that currently appears on page 90. Additionally disclose whether the Class B shares are convertible and any sunset provisions that limit the lifespan of the high-vote shares.

RESPONSE: We respectfully advise the staff that we have made the relevant revision to provide a full description of the Class B shares, including, without limitation, the information regarding transferability, dividends, and voting, and whether the Class B shares are convertible and any sunset provisions that limit the lifespan of the high-vote shares.

40.	Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4, and Securities Act Rules Compliance and Disclosure Interpretation 203.17.

RESPONSE: We respectfully advise the staff that in accordance with the Securities Act Rule 405, Exchange Act Rule 3b-4, and Securities Act Rules Compliance and Disclosure Interpretation 203.17, we intend to look to whether more than 50 percent of the voting power of those classes on a combined basis is directly or indirectly owned of record by residents of the United States, and have added the relevant disclosure to page 87 of our DRS/A.

Experts, page 113

41.	Given that there are two separate sets of financial statements as of March 31, 2023 and 2022 and for the two years ended, please disclose the name of each of the entities for which such financial statements are being provided, disclosing that both have been audited by TAAD, LLP with their respective audit reports expressing an unqualified opinion on the financial statements.

RESPONSE: We have revised page 113 to include the full name of the two separate set of financial statements as of March 31, 2023 and 2022

Index to Financial Statements, page F-1

42.	Please provide disclosure in the filing as to why no financial statements have been presented for the registrant (i.e., BrilliA Inc). In this regard, disclose the reasons for omitting the financial statements of BrilliA such as it has no, or nominal, assets and liabilities, and it has not commenced operations.

RESPONSE: We respectfully advise the staff that we have revised in “PRESENTATION OF FINANCIAL INFORMATION” page (iv) that there is no historical financial statements of the Company and BrilliA Singapore for the year end 31 March 2022 and 2023 have been included in this prospectus because the Company and BrilliA Singapore only incorporated on 14 July 2023 and 5 December 2023 respectively.

Audited Financial Statements of Bra Pro Limited Note 1. General Information, page F-7

43.	Please address the following:

●	Refer to the discussion under Organization and reorganization. As you have 100 issued and outstanding ordinary shares as of March 31, 2023, expand to disclose the subsequent share issuances as we note on November 28, 2023 the Company has allotted 49,900 shares to Shim Siang Fan and transfer of 41,176 shares to Salim Podiono, Nursalim Podiono and Kendrew Hartanto.

●	Disclose the related party relationship, and ownership percentages, of each of these individuals in the Company as of March 31, 2023 and tell us the ownership percentages prior to the proposed group reorganization with BrilliA.

RESPONSE: We respectfully advise the staff that we have revised page 46 of the DRS/A to expand the disclosure of Bra Pro share capital to include a table to present the ownership percentage of Bra Pro after the 28 November 2023 share allotment prior to the proposed group acquisition by BrilliA. We also include the additional related party transaction disclosure if the reorganization was completed as at the beginning of the period present.

Note 3. Summary of Significant Accounting Policies, page F-10

44.	Please address the following:

●	Refer to the discussion of financial assets on page F-12. Define the meaning of the acronym FVTOCI, which we assume to be fair value through other comprehensive income, based on defined terms in IFRS 9.

●	Refer to the discussion of revenue recognition. Expand your disclosure under sales of goods to also state revenue is recognised at a point in time. Further, under service fees, disclose that revenue is recognized over time as services are rendered.

RESPONSE: We respectfully advise the Staff that we have revised page F-12 to clarify the meaning of FVTOCI which is refer to    fair value through other comprehensive income. We have revised page F-16 to clarify the revenue is recognized at a point in time, service fees are recognized over time as service are render.

Note 12. Revenue, page F-22

45.	Refer to the tabular disclosure of sales of goods and services by geographical location. Further disclose any individual country and the related amount of revenue that is considered material. Also, separately disclose the amount of revenue attributable to your country of domicile. Refer to paragraph 33(a) of IFRS 8. For example, disclose the breakdown of countries within North America, Europe, etc. where material revenues are generated.

RESPONSE: We respectfully advise the Staff that we have revised the disclosures in page F-22 to further expand the sales of goods and services by individual countries that are material.

Unaudited Pro Forma Condensed Combined Financial Information, page F-61

46.	Given that BrilliA was formed for the purpose of holding the businesses of Bra Pro and MAP and is intending to complete a series of transactions under a Group reorganization, please consider moving the unaudited pro forma financial statements and presenting them earlier in the document, such as before MD&A.

RESPONSE: We respectfully advise the staff that we have moved the “Unaudited Pro Forma Condensed Combined Financial” from F-61 to Section prior to MD&A.

47.	On the introduction page, please clarify in the second paragraph that the historical financial statements of Bra Pro and MAP included in the filing are prepared in accordance with IFRS as issued by the IASB. Clarify, if true, that there are no historical financial statements of the Company included in the filing. In addition, expand your disclosure to address the following:

●	Provide detailed disclosure on the introductory page of how you intend to treat the Group reorganization for accounting purposes.

●	Include totals of your adjustments column on pages F-62 and F-63, and relabel the columnar heading as Transaction Accounting Adjustments.

●	Expand the pro forma statement of profit or loss on page F-63 to include the historical per share data of both Bra Pro and MAP.

RESPONSE:

We respectfully advise the Staff that:

i)	We have inserted a disclosure in page iv under the header “Presentation of Financial Information” to clarify that there are no historical financial statements of the Company included in the filing

ii)	We have inserted a sentence in F-61 to make reference to “History and Corporate Structure” for details of the basis of consolidation.

iii)	We have relabeled the columnar heading in pages F-62 and F-63 to Transaction Accounting Adjustments.

iv)	We have expanded the pro forma statement of profit or loss on page F-63 in include the historical per share data of both Bra Pro and MAP.

General

48.	Please remove any notes to draft or internal comments, such as the note on page 90. Additionally revise your disclosure to remove apparently unrelated references, such as wells, drilling rig, and oilfield equipment on page 13, or advise.

RESPONSE: We respectfully advise the staff that we have removed any notes to draft or internal comments, such as the note on page 90. Additionally revise your disclosure to remove apparently unrelated references, such as wells, drilling rig, and oilfield equipment on page 13 of the DRS/A.

49.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: We respectfully advise the Staff that the Company has not authorized any written communications, as defined in Rule 405 under the Securities Act, to present to potential investors in reliance on Section 5(d) of the Securities Act, and the Company does not have and does not intend to retain any copies of those communications.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Kendrew Hartanto
Chief Executive Officer